This slide is not for distribution in isolation and must be viewed in conjunction with the accompanying term sheet, product supplement, prospectus supplement and prospectus, which further describe the terms, conditions and risks associated with the notes.

J.P.Morgan

Review Notes linked to the S&P 500® Index, due November 09, 2017

The notes are designed for investors who seek early exit prior to maturity at a premium if, (1) with respect to any Review Date (other than the final Review Date), the closing level of the S&P 500® Index on that Review Date is at or above the Call Level or, (2) with respect to the final Review Date, the Ending Index Level is at or above the Call Level applicable to that Review Date. If the notes are not automatically called and the Ending Index Level is less than the Initial Index Level by more than the Contingent Buffer Amount of 10%, investors will lose more than 10% of their principal amount at maturity and may lose all of their principal amount at maturity. Investors in the notes should be willing to accept this risk of loss and be willing to forgo interest and dividend payments, in exchange for the opportunity to receive a premium payment if the notes are automatically called. The earliest date on which an automatic call may be initiated is November 18, 2016. The notes are unsecured and unsubordinated obligations of JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

Trade Details/Characteristics

Index:	The S&P 500® Index
Automatic Call:	If (1) with respect to any Review Date (other than the final Review Date), the closing level of the Index on that Review Date is greater than or equal to the Call Level or, (2) with respect to the final Review Date, the Ending Index Level is greater than or equal to the Call Level, the notes will be automatically called for a cash payment per note that will be payable on the applicable Call Settlement Date and that will vary depending on the applicable Review Date and call premium.
Call Level:	100% of the Initial Index Level for each Review Date
Payment if Called:	For every $1,000 principal amount note, you will receive one payment of $1,000 plus a call premium amount, calculated as follows: • at least 9.85%* ×$1,000 if automatically called on the first Review Date • at least 19.70%* × $1,000 if automatically called on the second Review Date *The actual call premiums applicable to the first, second and final Review Dates will be provided in the pricing supplement, and will not be less than 9.85% and 19.70% , respectively.
Contingent Buffer Amount	10%
Payment at Maturity:	If the notes are not automatically called and the Ending Index Level is less than the Initial Index Level by up to 10%, you will receive the principal amount of your notes at maturity. If the notes are not automatically called and the Ending Index Level is less than the Initial Index Level by more than 10%, you will lose 1% of the principal amount of your notes for every 1% that the Ending Index Level is less than the Initial Index Level. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows: $1,000 + ($1,000 × Index Return) *If the notes are not automatically called and the Ending Index Level is less than the Initial Index Level by more than 10%, you will lose more than 10% of your principal amount at maturity and may lose all of your principal amount at maturity*
Index Return:	(Ending Index Level - Initial Index Level) / Initial Index Level
Initial Index Level:	The closing level of the Index on the Pricing Date
Ending Index Level:	The arithmetic average of the closing levels of the Index on the Ending Averaging Dates
Ending Averaging Dates:	October 31, 2017, November 01, 2017, November 02, 2017, November 03, 2017, and the final Review Date
Review Dates:	November 18, 2016 (First Review Date) and November 06, 2017 (Final Review Date)
Preliminary Term Sheet:	http://www.sec.gov/Archives/edgar/data/19617/000095010315008582/dp60921_fwp-1101.htm

Please see the term sheet hyperlinked above for additional information about the notes, including JPMS's estimated value, which is the estimated value of the notes when the terms are set.

Risk Considerations

The risks identified below are not exhaustive. Please see the term sheet hyperlinked above for more information.

- Your investment in the notes may result in a loss of some or all of your principal. If the Ending Index Level is less than the Initial Index Level by more than the Contingent Buffer Amount, you will lose more than 10% and may lose all of your principal at maturity.
- Any payments on the notes is subject to the credit risk of JPMorgan Chase & Co.
- The appreciation potential of the notes is limited to the call premium, regardless of the appreciation of the Reference Stock, which may be significant.
- The benefit provided by the Contingent Buffer amount may terminate on the Final Ending Averaging Date.
- JPMorgan Chase & Co. and its affiliates play a variety of roles in connection with the notes and their interests may be adverse to yours.
- If the notes are automatically called early, there is no guarantee that you will be able to reinvest the proceeds at a comparable return for a similar level of risk.
- JPMS's estimated value does not represent the future values of the notes and may differ from others' estimates
- The value of the notes as published by JPMS will likely be higher than JPMS's then-current estimated value of the notes for a limited time.
- Secondary market prices of the notes will be impacted by many economic and market factors.
- No interest of dividend payments or voting rights.
- No direct exposure to fluctuations in foreign exchange rates.

Hypothetical Examples of Amounts Payable upon Automatic Call or at Maturity

First Review Date			Final Review Date		
Closing Level of the Index at Review Date	Index Level Appreciation/ Depreciation at Review Date	Total Return at First Call Settlement Date	Ending Index Level (1)	Index Return	Total Return at Maturity
3,600.00	80.00%	9.85%	3,600.00	80.00%	19.70%
3,400.00	70.00%	9.85%	3,400.00	70.00%	19.70%
3,200.00	60.00%	9.85%	3,200.00	60.00%	19.70%
3,000.00	50.00%	9.85%	3,000.00	50.00%	19.70%
2,800.00	40.00%	9.85%	2,800.00	40.00%	19.70%
2,600.00	30.00%	9.85%	2,600.00	30.00%	19.70%
2,400.00	20.00%	9.85%	2,400.00	20.00%	19.70%
2,200.00	10.00%	9.85%	2,200.00	10.00%	19.70%
2,000.00	0.00%	9.85%	2,000.00	0.00%	19.70%
1,900.00	-5.00%	N/A	1,900.00	-5.00%	0.00%
1,800.00	-10.00%	N/A	1,800.00	-10.00%	0.00%
1,799.80	-10.01%	N/A	1,799.80	-10.01%	-10.01%
1,600.00	-20.00%	N/A	1,600.00	-20.00%	-20.00%
1,400.00	-30.00%	N/A	1,400.00	-30.00%	-30.00%
1,200.00	-40.00%	N/A	1,200.00	-40.00%	-40.00%
1,000.00	-50.00%	N/A	1,000.00	-50.00%	-50.00%
800.00	-60.00%	N/A	800.00	-60.00%	-60.00%
600.00	-70.00%	N/A	600.00	-70.00%	-70.00%
400.00	-80.00%	N/A	400.00	-80.00%	-80.00%
200.00	-90.00%	N/A	200.00	-90.00%	-90.00%
0.00	-100.00%	N/A	0.00	-100.00%	-100.00%

The above table illustrates the hypothetical simple total return (i.e., not compounded) on the notes that could be realized with respect to the applicable Review Date for a range of movements in the Index as shown under the columns "Index Level Appreciation/Depreciation at Review Date" and "Index Return." The following table assumes a hypothetical Initial Index Level of 2,000 and a hypothetical Call Level of 2,000 (equal to 100% of the hypothetical Initial Index Level) and reflects the Contingent Buffer Amount of 10%. The table assumes that the call premiums used to calculate the call premium amount applicable to the first and final Review Dates are 9.85% and 19.70%, respectively, regardless of the appreciation of the Index, which may be significant. The actual call premiums will be provided in the pricing supplement and will not be less than 9.85% and 19.70%, respectively. There will be only one payment on the notes whether called or at maturity. An entry of "N/A" indicates that the notes would not be called on the applicable Review Date and no payment would be made on the applicable Call Settlement Date. Each hypothetical return set forth below is for illustrative purposes only and may not be the actual total return applicable to a purchaser of the notes. The numbers appearing in the above table have been rounded for ease of analysis.

Risk Considerations

The risks identified below are not exhaustive. Please see the term sheet hyperlinked above for more information.

- The averaging convention used to calculate the Ending Index Level could limit returns.

SEC Legend: JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus, the prospectus supplement as well as any relevant product supplement and term sheet if you so request by calling toll-free 866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as early unwinds could result in lower than anticipated returns. This information is not intended to This material is not a product of J.P. Morgan Research Departments. J.P. Morgan is the marketing name for JPMorgan Chase & Co. and its subsidiaries and affiliates worldwide. J.P. Morgan Securities LLC ("JPMS") is a member of FINRA, NYSE and SIPC. Clients should contact their salespersons at, and execute transactions through, a J.P. Morgan entity qualified in their home jurisdiction unless governing law permits otherwise.

Filed pursuant to Rule 433
Registration Statement No. 333-199966
Dated: November 03, 2015